NESTLÉ S.A.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

19th May 2006
SG/BDA/jms

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Copy of 2 management transactions as published today on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes these documents to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2343 / mailto: bernard.daniel@nestle.com) should you have any questions.

Yours sincerely,

B Daniel
Bernard DANIEL
Secretary General

Encl.

Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SWX Swiss Exchange par les émetteurs cotés. La SWX décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre disclaimer.

Les sociétés dont les titres sont admis au négoce sur le "Segment SWX Compatible UE" doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au segment "Compatible UE" de la SWX. C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en oeuvre dans un Etat-membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Transactions du mai 2006 au mai 2006

Emetteur: ☐ Annonces corrigées inclues

Rechercher et trier: par date | par émetteur | par montant 321 | par montant 123

Nombre d'annonces trouvées: **117**
Sélectionner un mois: mai 2006

Emetteur	**Nestlé AG**
Date de la transaction	**19.05.2006** par un membre non-exécutif du conseil d'administration
Type de transaction	**Acquisition de 500 titres** pour un montant total de **CHF 178'750.00** (soit CHF 357.50 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**19.05.2006** par un membre non-exécutif du conseil d'administration
Type de transaction	**Acquisition de 300 titres** pour un montant total de **CHF 107'175.00** (soit CHF 357.25 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options

Emetteur	**Altin AG**
Date de la transaction	**18.05.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 200 titres** pour un montant total de **CHF 14'807.19** (soit CHF 74.04 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0014424524

Emetteur	**Schindler Holding AG**
Date de la transaction	**18.05.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 6'050 titres** pour un montant total de **CHF 404'140.00** (soit CHF 66.80 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0024638212

Emetteur	**Sulzer AG**
Date de la transaction	**18.05.2006** par un membre non-exécutif du conseil d'administration
Type de transaction	**Aliénation de 1'800 titres** pour un montant total de **CHF 1'668'900.00** (soit CHF 927.17 / titre)
Catégorie du titre	Option Put
ISIN	voir les conditions du produit
Conditions du produit	EUREX Put Option SUN SW 12 P920, Verfall 18.12.2006, strike CHF 920.-
Détails de transaction supplémentaires	Transaktionswert entspricht dem Wert der unterliegenden Sulzer Aktien

Emetteur	**Sulzer AG**
Date de la transaction	**18.05.2006** par un membre non-exécutif du conseil d'administration